EXHIBIT 2.3

[*] Confidential treatment has been requested for the information indicated pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. The copy on file as an exhibit omits the information subject to the confidentiality request. Such omitted information has been filed separately with the Commission.

EXECUTION COPY

July 15, 2003

Ron Lataille

Verizon Media Ventures Inc.

c/o Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York  10036

Dear Mr. Lataille:

Verizon Media Ventures Inc., a Delaware corporation (“Seller”), and Knology New Media, Inc., a Delaware corporation (“Buyer”), are parties to that certain Asset Purchase Agreement dated July 15, 2003 (“Purchase Agreement”).

Section 7.8(c) of the Purchase Agreement sets forth the obligation of Seller to “cooperate fully with Buyer in obtaining necessary Consents, including helping to arrange and facilitate Buyer’s negotiations with Franchising Authorities or any other Governmental Entity and other third parties with respect to the Consents.”  Seller and Buyer desire to further clarify such obligation of Seller in this letter agreement (“Letter Agreement”).  Seller and Buyer also desire to further clarify the documents that embody the entire agreement of Seller and Buyer with respect to the subject matter of the Purchase Agreement, the Ancillary Agreements (including this Letter Agreement) and the Non-Disclosure Agreement.

In furtherance of the foregoing, Seller and Buyer have agreed to the following:

1.               All capitalized terms used but not defined in this Letter Agreement have the meanings given to them in the Purchase Agreement.  In addition, this Letter Agreement constitutes an “Ancillary Agreement” under the Purchase Agreement, notwithstanding anything to the contrary in the Purchase Agreement.

2.               In further clarification of Seller’s obligations under Section 7.8(c) of the Purchase Agreement, Seller and Buyer agree that Seller shall bear any costs required to remedy any item of noncompliance existing prior to the applicable Closing by Seller with the terms of the

Franchises; provided, however, Seller shall not be required to pay more than $[ * ], in the aggregate, pursuant to this provision.

3.               (a)  [ * ].

(b)  [ * ].

4.               Seller and Buyer further agree that the Purchase Agreement (including all schedules and exhibits thereto and certificates delivered thereunder), the Ancillary Agreements (including this Letter Agreement) and the Non-Disclosure Agreement embody the entire agreement and understanding between Seller and Buyer with respect to the subject matter thereof and hereof and supersede all prior agreements and understandings related to the subject matter thereof and hereof.  There are no representations, warranties, covenants, promises or agreements on the part of Seller or Buyer to the other which are not explicitly set forth therein and herein.

5.               Other than as expressly set forth above, nothing contained herein shall constitute a waiver or modification of, impair or otherwise affect any obligations or any rights of Seller or Buyer under the Purchase Agreement or the Ancillary Agreements, all of which shall remain in full force and effect.  This Letter Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument, and may be delivered via facsimile

[Signatures appear on following page]

If this Letter Agreement accurately reflects the agreement of Seller and Buyer, please execute this Letter Agreement where indicated below and return a copy to the undersigned.

Very truly yours,

KNOLOGY NEW MEDIA, INC.

			By:	/s/	Rodger L. Johnson
			Name:		Rodger L. Johnson
			Title:		President and CEO

Accepted and Agreed to:

VERIZON MEDIA VENTURES, INC.

By:	/s/	John P. Fitzgerald
Name:		John P. Fitzgerald
Title:		Executive Director

[Counterpart Signature Page to Side Letter Agreement]